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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549


                            SCHEDULE TO

                   TENDER OFFER STATEMENT UNDER
  SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                               1934

                         (AMENDMENT NO. 2)


                        R.H. Phillips, Inc.
                (Name of Subject Company (Issuer))

                     Vincor International Inc.
                       Vincor Holdings, Inc.
                  Toast Acquisition Company, Inc.
                     (Name of Filing Persons)

                    Common Stock, No Par Value
                  (Title of Class of Securities)

                            749573 101
               (CUSIP Number of Class of Securities)

                         Donald L. Triggs
               President, Vincor International Inc.
                    441 Courtneypark East Drive
               Mississauga, Ontario, Canada L5T 2V3
                          (905) 564-6900
    (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Jay Middleton Tannon, Esq.               David J. Matlow
Alan K. MacDonald, Esq.                  Goodman Phillips & Vineberg
Brown, Todd & Heyburn PLLC               250 Yonge Street, Suite 2400
400 West Market Street, 32nd Floor       Toronto, Ontario,Canada  M5B 2M6
Louisville, Kentucky 40202-3363          (416) 979-2211
(502) 589-5400








                     CALCULATION OF FILING FEE
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   TRANSACTION VALUE*                       AMOUNT OF FILING FEE
      $62,128,423                                  $12,426

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* Estimated for the purpose of calculating the filing fee only.
This amount assumes the purchase of all outstanding shares of Common Stock, no par value, of R.H. Phillips, Inc. at $7.00 per share. The number of shares used in this calculation consists of 8,875,489 shares (which includes 6,695,331 shares issued and outstanding, options to purchase 664,844 shares and warrants to purchase 1,515,314 shares, in each case as of August 25, 2000), less shares owned by Issuer, Offeror and their affiliates which will not be purchased in the offer. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, equals 1/50th of 1% of the value of the shares to be purchased.

** Previously paid in connection with the filing of Schedule TO on September 7, 2000.

/  /   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:                    Not applicable
       Form or Registration Number:               Not applicable
       Filing Party:                              Not applicable
       Date Filed:                                Not applicable

/  /   Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

       Check the appropriate boxes below to designate any transactions to which the statement relates:

/  /       third-party tender offer subject to Rule 14d-1.

/  /       issuer tender offer subject to Rule 13e-4.

/  /       going-private transaction subject to Rule 13e-3.

/  /       amendment to Schedule 13D under Rule 13d-2.

       Check the following box if the filing is a final amendment reporting the results of the tender offer:

/  /

     On September 19, 2000, Vincor International Inc. issued a press release to announce that Vincor had received notice of the early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with its cash tender offer for the outstanding common shares of R.H. Phillips at a purchase price of $7.00 per share.

          The press release is attached as Exhibit (a)(5)(iii) to this amendment.

     Item 12 is hereby amended to add the September 19, 2000 press release as new exhibit (a)(5)(iv) as follows:

Item 12.  Exhibits

*(a)(1)(i)             Offer to Purchase, dated September 7, 2000

*(a)(1)(ii)            Letter of Transmittal

*(a)(1)(iii)           Notice of Guaranteed Delivery

*(a)(1)(iv)            Letter from Information Agent to Brokers, Dealers,
                       Commercial Banks, Trust Companies and
                       Other Nominees

*(a)(1)(v)             Letter to Clients from Brokers,Dealers,
                       Commercial Banks, Trust Companies and
                       Other Nominees

*(a)(1)(vi)            Guidelines for Certification of Taxpayer
                       Identification Number on Substitute Form W-9

(a)(2)                 Not applicable

(a)(3)                 Not applicable

(a)(4)                 Not applicable

*(a)(5)(i)             Agreement and Plan of Merger,dated August 25, 2000,
                       among Vincor International Inc., Vincor
                       Holdings, Inc., Toast Acquisition Company, Inc.
                       and R.H. Phillips, Inc.

*(a)(5)(ii)            Plan of Merger (attached as Appendix A to the
                       Offer to Purchase)

*(a)(5)(iii)           Joint Press Release issued by Vincor
                       International Inc. and R.H. Phillips, Inc.
                       on September 7, 2000

(a)(5)(iv)             Press Release issued by Vincor International Inc.
                       on September 19, 2000

*(b)(1)                Acquisition Facility Commitment Letter,
                       dated August 28, 2000

*(b)(2)                Senior Secured Commitment Letter
                       dated September 5, 2000

*(b)(3) Letter of Confirmation dated September 5, 2000 from The Bank of Nova Scotia

*(d)(1) Employment Agreement, dated August 25, 2000, between the Company and John Giguiere

*(d)(2) Employment Agreement, dated August 25, 2000, between the Company and Karl Giguiere

*(d)(3) Grape Purchase Agreement, dated August 25, 2000, between the Company and JK Vineyards, LLC

*(d)(4)                Form of Support Agreement entered into by John
                       Giguiere and Karl Giguiere

*(d)(5) Form of Support Agreement entered into by Lane Giguiere, RHP Vineyards, Inc., R. H. Phillips Vineyard, Inc., Ken Coit, Donna Coit, Victor Motto and David Gemmer

*(d)(6) R.H. Phillips, Inc. Management Incentive Plan is attached as Annex A to the Employment Agreements.

(g)                    Not applicable

(h)                    Not applicable

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*  previously filed

                             SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                TOAST ACQUISITION COMPANY, INC.

                                By:    /s/  Richard G. Jones
                                Name:  Richard G. Jones
                                Title: Executive Vice-President
                                Date:  September 19, 2000


                                VINCOR HOLDINGS, INC.

                                By:    /s/ Richard G. Jones
                                Name:  Richard G. Jones
                                Title: Executive Vice-President
                                Date:  September 19, 2000


                                VINCOR INTERNATIONAL INC.

                                By:     /s/ Richard G. Jones
                                Name:   Richard G. Jones
                                Title:  Executive Vice-President
                                Date:   September 19, 2000




                           EXHIBIT INDEX



EXHIBIT NUMBER               TITLE

*(a)(1)(i)                   Offer to Purchase, dated September 7, 2000

*(a)(1)(ii)                  Letter of Transmittal

*(a)(1)(iii)                 Notice of Guaranteed Delivery

*(a)(1)(iv)                  Letter from Information Agent to Brokers,
                             Dealers, Commercial Banks, Trust
                             Companies and Other Nominees

*(a)(1)(v)                   Letter to Clients from Brokers,
                             Dealers, Commercial Banks,
                             Trust Companies and Other Nominees

*(a)(1)(vi)                  Guidelines for Certification of
                             Taxpayer Identification Number on
                             Substitute Form W-9

(a)(2)                       Not applicable

(a)(3)                       Not applicable

(a)(4)                       Not applicable

*(a)(5)(i)                   Agreement and Plan of Merger,
                             dated August 25, 2000, among Vincor
                             International Inc., Vincor Holdings, Inc.,
                             Toast Acquisition Company, Inc. and R.H.
                             Phillips, Inc.

*(a)(5)(ii)                  Plan of Merger (attached as Appendix A to
                             the Offer to Purchase)

*(a)(5)(iii)                 Joint Press Release issued by
                             Vincor International Inc. and R.H.
                             Phillips, Inc. on September 7, 2000

(a)(5)(iv)                   Press Release issued by Vincor
                             International Inc. on September 19, 2000

*(b)(1)                      Acquisition Facility Commitment
                             Letter, dated August 28, 2000

*(b)(2)                      Senior Secured Commitment
                             Letter dated September 5, 2000

*(b)(3)                      Letter of Confirmation dated
                             September 5, 2000 from The Bank of
                             Nova Scotia

*(d)(1)                      Employment Agreement, dated
                             August 25, 2000, between the
                             Company and John Giguiere

*(d)(2)                      Employment Agreement, dated
                             August 25, 2000, between the
                             Company and Karl Giguiere

*(d)(3)                      Grape Purchase Agreement, dated
                             August 25, 2000, between the
                             Company and JK Vineyards, LLC

*(d)(4)                      Form of Support Agreement
                             entered into by John Giguiere
                             and Karl Giguiere

*(d)(5)                      Form of Support Agreement
                             entered into by Lane Giguiere, RHP
                             Vineyards, Inc., R. H. Phillips
                             Vineyard, Inc., Ken Coit, Donna
                             Coit, Victor Motto and David Gemmer

*(d)(6)                      R.H. Phillips, Inc. Management
                             Incentive Plan is attached as Annex
                             A to the Employment Agreements.

(g)                          Not applicable

(h)                          Not applicable

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*  previously filed